Exhibit 16.1

Letterhead of J.H. Cohn LLP

September 26, 2007

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated September 21, 2007, of Outdoor Channel Holdings, Inc. and are in agreement with the statements contained in the first, second, third, fourth, fifth and sixth paragraphs under Item 4.01 on therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

Regarding the registrant’s statement concerning the deficiency in internal controls included in the fifth paragraph under Item 4.01 on page 2 therein, we had considered such matter in determining the nature, timing, and extent of procedures performed in our audit of the registrant’s 2006 financial statements.

/s/ J.H. Cohn LLP